UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 001-41720

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	July 31, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Maison Solutions Inc.
Full Name of Registrant

Former Name if Applicable
127 N Garfield Avenue
Address of Principal Executive Office (Street and Number)
Monterey Park, California 91754
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Maison Solutions Inc. (the “Company”) will not be able to timely file its Quarterly Report on Form 10-Q for the quarter ended July 31, 2024 (the “Form 10-Q”) due to additional time required by the Company and its independent registered public accounting firm to complete their review of the financial statements to be included in the Form 10-Q, which could not be eliminated without unreasonable effort and expense. The Company anticipates filing the Form 10-Q within the five-day extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Alexandria M. Lopez		(626)	737-5896
	(Name)		(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	☐	Yes	☒	No

As previously disclosed by the Company on a Current Report on Form 8-K filed with the SEC on April 10, 2024, on April 8, 2024, AZLL, LLC, a wholly-owned subsidiary of the Company (“AZLL”), purchased 100% of the outstanding equity interests in Lee Lee Oriental Supermart, Inc. d/b/a Lee Lee Oriental Supermarket, Lee Lee International Supermarkets or Lee Lee (“Lee Lee”) pursuant to a Stock Purchase Agreement dated April 4, 2024 by and among AZLL, Meng Truong and Paulina Truong. The Company should have filed audited annual financial statements and unaudited interim financial statements of Lee Lee pursuant to Rule 3-05 of Regulation S-X and pro forma financial statements pursuant to Article 11 of Regulation S-X within 75 days after the filing of its Current Report on Form 8-K filed with the SEC on April 10, 2024.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☒	Yes	☐	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates a significant change in its results of operations for the quarter ended July 31, 2024 as compared to the quarter ended July 31, 2023. For the quarter ended July 31, 2023, the Company reported total revenues of approximately $13.75 million and a net loss of approximately $0.01 million. The Company expects to report total revenues of approximately $29.65 million and net income of approximately $0.70 million for the quarter ended July 31, 2024. The increase in total revenue and net income was primarily a result of the Company’s acquisition of Lee Lee on April 8, 2024. The foregoing figures for the quarter ended July 31, 2024 are preliminary and unaudited and were prepared in accordance with U.S. generally accepted accounting principles.

Maison Solutions Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 16, 2024	By:	/s/ Alexandria M. Lopez
Alexandria M. Lopez
Chief Financial Officer

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